May 21, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:               Hanger, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 29, 2012

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter of May 20, 2013 in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger, Inc. (the “Company” or “Hanger”) for the year ended December 31, 2011.  Additional information to clarify our original response to your request is set forth below under the text of the comments contained in your letter.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Note B-Significant Accounting Policies

Inventories, page F-10

1.              In a telephone conference on May 14, 2013 we sought clarification of certain aspects of your April 24, 2013 response. Please tell us if the following summary of the clarification you provided is correct. If it is not correct, please tell us why.

You confirmed the following related to inventory in the patient care segment.

•                  Inventory is determined, and thus the gross profit method is applied, at the individual patient care clinic level for inventories at December 31 and at each interim quarterly period. Thus, assumptions used in the gross profit method are unique to each individual clinic. Macro level and current period events are considered in establishing the unique assumptions for each individual clinic.

•                  An annual physical inventory is conducted at October 31st, which determines the quantity and price of each component of inventory (i.e. raw materials and work-in-process) for each patient care clinic.

•                  Shelf inventory represents raw materials inventory on site at each individual clinic and as discussed in the next bullet remains constant from period to period.

•                  The basis for the assumption included in the statement in your April 24, 2013 response that “… the Company assumes that the value of raw materials on the shelf remains constant from period to period ….” is:

o                 Company policy is to maintain a fixed quantity of raw materials inventory (i.e. shelf inventory) on hand at all times at each individual clinic. Thus, when shelf inventory is used, it is timely replenished to maintain the fixed quantity. For clarity, the quantity fixed for each clinic is not necessarily the same amount for all clinics. The company confirms that the policy is being followed.

o                 The Company’s evaluation of the reasonableness of raw material pricing assumptions determined using the gross profit method includes consideration of macro level and current period events.

o                 The Company notes that the small book-to-physical inventory adjustment, which is made for each component of inventory, when combined with the points above, serves to confirm the appropriateness of the assumption that raw materials remains constant from period to period.

The Company noted that for the reasons described above, this assumption has historically held true.

•                  The Company’s ability to evaluate its assumption that the value of raw materials is constant and attribute purchases of raw materials during the period to work-in-process inventory allows it to determine the components of inventory (i.e. raw materials and work-in-process) for each patient care clinic at December 31st and at each interim quarterly period.

Response:

We acknowledge that the above summary of your understanding is correct.

2.              You have indicated that there is an amount of inventory classified as finished goods (and relates to the distribution segment) that will be used as raw materials in the patient care segment. Please reevaluate the appropriateness of this classification in light of the fact that it relates to the consolidated financial statements and not segment disclosure. If you continue to believe that your classification is appropriate, please propose contextual, quantified disclosure that helps a reader understand historically how much finished goods inventory at year-end dates has been transferred to raw materials and whether you expect similar amounts of transfers at the most recent balance sheet date.

Response:

We believe that the classification of the distribution inventory as finished goods is appropriate as it represents goods available for sale to third party customers at the balance sheet date. We agree with the commission that we should add disclosure to assist the reader in understanding how much of the finished goods inventory historically has been transferred to work in process and then sold to a patient in the patient care segment.

The following is an example of the disclosure we would propose in future filings based on information in our Form 10K filing for 2012 and would amend Note E-Inventories;

Inventories which are valued at the lower cost or market, for the two years ended December 31, 2012 and 2011 are as follows:

(In thousands)	2012	2011
Raw Materials	$41,372	$39,121
Work in process	56,931	43,954
*Finished Goods	28,992	29,230
	$127,295	$112,305

*Finished goods includes products that are available for both sale to third party customers and transfer to the patient care segment into work-in-process to be customized and ultimately sold to a patient. During the twelve months ended December 31, 2012, approximately 64% of inventory purchased as finished goods was transferred to the patient care segment and the remaining 36% was sold to third party customers of the distribution segment.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (512) 777-3600 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ George E. McHenry

George E. McHenry
Executive Vice President and Chief Financial Officer